Exhibit 99.1

Aegean Marine Petroleum Network Announces
 Key Leadership Appointments and New Management Committee

NEW YORK, August 9, 2018 – Aegean Marine Petroleum Network Inc. (NYSE:ANW) ("Aegean" or the "Company") today announced three significant executive appointments and the establishment of a new Management Committee.  Together these actions represent important progress rebuilding Aegean's senior leadership team:

•	Kostas Polydakis, formerly Aegean's Managing Director, Shipping, has been promoted to Chief Operating Officer;
•
John G. Mystakidis, formerly a partner at Ernst & Young and most recently a full-time consultant to the Company, has joined the Company as its Group Financial Controller and Interim Chief Financial Officer; and

•	Sal Drago, formerly Aegean's Global Director of Supply and Trading, has rejoined the Company in the same role.

The new Management Committee will consist of Aegean President Jonathan McIlroy and Messrs. Polydakis, Mystakidis and Drago.

Both the Company's previous COO Manolis Chochlakis, who was appointed to the position in December 2017, and the previous CFO Pavlos Papageorgiou, appointed in April 2018, have left the Company.

"I am delighted to welcome Kostas Polydakis, John Mystakidis and Sal Drago – three proven executives, who have earned our respect and trust – to the Aegean senior management team," said Donald Moore, the Company's Chairman and independent director of the Board.  "Each brings an impressive track record creating value in our industry.  Joining our President Jonathan McIlroy in a newly established Management Committee, this talented and dedicated group of leaders will streamline decision-making and execution, speeding the implementation of Aegean's long-term growth strategy."

About Kostas Polydakis

Kostas Polydakis has more than 20 years of experience in the shipping industry, including nearly 12 years at Aegean.  Most recently as Managing Director of Shipping, he oversaw the creation of the Company's shipping division, growing it to a fleet of 50 tankers.

In his previous positions at Aegean as Technical Manager and Deputy General Manager of the Bunkering Services division from 2006 to 2017, Mr. Polydakis was responsible for the performance and day-to-day operations of all division departments.  He also completed over 40 sale and purchase transactions and multiple new building projects, in addition to successfully reducing fleet operating expenses.

About John Mystakidis

John Mystakidis brings more than 25 years of experience in financial reporting, financial management and auditing.  He has supported and advised clients with significant cross-border presences and foreign operations.  During 11 years at Ernst & Young, he acted as Lead Partner to multiple large Greek and multinational companies, helping them to address and resolve critical financial issues.  Since May, Mr. Mystakidis has served as a full-time consultant to the Company.

Prior to Ernst & Young, Mr. Mystakidis was an Assurance and Business Advisory Partner at Arthur Andersen, where he supervised audits and due diligence reviews for a number of Greek and multinational clients.

About Salvatore (Sal) Drago

Sal Drago has over 25 years of experience trading fuel oil, feedstock and fuel blending components for key global bunkering locations.  From 2013 Mr. Drago served as Aegean's Global Director of Supply and Trading, the position to which he has returned, leading the Company's arbitrage cargo movements, fuel oil blending and risk management efforts.

Previously, Mr. Drago spent nine years at Hess Corporation, where he was Managing Director, Fuel Oil and Feedstock Trading.  There he led the company's transition from a fuel oil wholesaler to a fully integrated supply and trading organization, with retail bunkering operations in five U.S. ports.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines.  Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe.  For additional information please visit: www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements

This release contains "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "will," and similar expressions are forward-looking statements. For example, statements regarding the transactions contemplated by the Agreement, including financings, operational services, trading and hedging arrangements and other support that may be provided by Mercuria to Aegean, are forward‑looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual future results to differ materially from those projected or contemplated in the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to close the trade finance facility by August 15, 2018, to negotiate and execute final definitive agreements regarding the transactions contemplated by the MOU, the failure to satisfy the conditions related to such transactions, the ability to retain Aegean customers, suppliers and vendors, the ability to manage our liquidity and satisfy our debt obligations as they become due, and the other risks and uncertainties disclosed in our filings with the Securities and Exchange Commission. Given the risks and uncertainties inherent in forward-looking statements, you are cautioned not to place undue reliance on any of our forward-looking statements. Forward‑looking statements speak only as of the date on which the statements are made. Aegean undertakes no duty, and expressly disclaims any obligation, to update these forward-looking statements to reflect any future events, developments or otherwise.

AEGEAN INVESTORS:
Aegean Marine Petroleum Network Inc.
+1-212-430-1098
investor@ampni.com

or

AEGEAN MEDIA:
Gagnier Communications
Dan Gagnier
+1-646-569-5897
dg@gagnierfc.com